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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICIATION OF LATE FILING

FORM 10-KSB FOR THE PERIOD ENDING MAY 31, 2018

(check one)

-X- Form 10-K;___ Form 20-F;___ Form 11-k;___Form 10-Q;___ Form 10-D;

___ Form N-SAR;___ Form N-CSR

___ Transition Report on Form 10-K

___ Transition Report on Form 20-F

___ Transition Report on Form 11-K

___ Transition Report on Form 10-Q

___ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part 1-REGISTRANT INFORMATION

Full Name of Registrant:American International Ventures, Inc.

Former Name if Applicable:N/A

Address of Principal Executive Office:15105 Kestrelglen Way

City, State and Zip Code:Lithia, FL 33547

PART I -REGISTRANT INFORMATION

Full Name of Registrant:American International Ventures, Inc.

Former Name if Applicable:N/A

Address of Principal Executive Office:15105 Kestrelglen Way

City, State and Zip Code:Lithia, FL 33547

PART II -RULES 12B-25(b) AND (c)

-X-(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-X-(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form NCSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the prescribed due day; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III -NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its annual report on Form 10K for the period ended May 31, 2018 within the prescribed time period without reasonable effort or expense. Management deems it necessary that the additional time be taken in order to ensure that complete, thorough and accurate disclosure of all material information is made in its annual report.

The Company expects to file its Form 10-K within the 15 calendar day period described in Part II (b) above.

PART IV -OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Jack Wagenti	(813)	260-2866
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). -X-Yes  --- No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? --- Yes  -X- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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SIGNATURE

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American International Ventures, Inc.
(Name of Registrant as Specified in Charter)

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jack Wagenti	813-260-2866
(Name)	(Area Code and Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

[X]	Yes	[ ]	No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[ ]	Yes	[X ]	No

American International Ventures, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 30, 2018

By:	/s/ Jack Wagenti
Name:	Jack Wagenti
Title:	Chief Financial Office